Exhibit 21.1
Subsidiaries of the Registrant1, 2
as of December 31, 2025

Assured Guaranty Re Ltd. (Bermuda)
Assured Guaranty Re Overseas Ltd. (Bermuda)
Assured Guaranty US Holdings Inc. (Delaware)
Assured Guaranty Municipal Holdings Inc. (New York )
Assured Guaranty Inc. (Maryland)
AG Asset Strategies LLC (Delaware)
Assured Guaranty UK Limited (England)
Assured Guaranty (Europe) S.A. (France)

(1)     Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Assured Guaranty Ltd. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.

(2)    All subsidiaries are wholly owned.